Discovery Communications, Inc.

One Discovery Place

Silver Spring, Maryland 20910

October 17, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel

Discovery Communications, Inc.

Registration Statement on Form S-4/A

(File No. 333-220466)

Dear Mr. Spirgel:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission accelerate the effective date of the Registration Statement, so that it is declared effective at 4:00 p.m. (Eastern Time) on October 19, 2017 or as soon as practicable thereafter.

Please contact Matthew E. Kaplan of Debevoise & Plimpton LLP, at (212) 909-7334, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

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Very truly yours,

DISCOVERY COMMUNICATIONS, INC.

By:	/s/ Savalle Sims
	Name:	Savalle Sims
	Title:	Executive Vice President and General Counsel

cc:	Paul Fischer, Attorney-Adviser

Securities and Exchange Commission

Matthew E. Kaplan

Debevoise & Plimpton LLP

[Signature Page to Acceleration Request]